FITT HIGHWAY PRODUCTS INC.

September 11, 2013

John Reynolds Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington DC, 20549

Re:  FITT Highway Products, Inc.

Amendment No. 2 to Schedule 14C

Filed: August 8, 2013

File No: 000-33519

Dear Mr. Reynolds:

In response to your correspondence dated August 19, 2013, (“the Correspondence”) FITT Highway Products, Inc. “The Company” is providing the following information in addition to the amended Preliminary Information Statement on Schedule 14C “Preliminary Information Statement”.

SEC COMMENT

Comment 1 of the Correspondence states, “See Item 1 of Schedule 14C regarding the required information based on what would be applicable at the [shareholders] meeting if proxies were to be solicited.” Upon prior written correspondence and oral communications with SEC Examiners, Comment 1 was narrowed specifically to Item 13 and Item 14 of Schedule 14A as these Items pertain to mergers where proxies are not being solicited and of which do not afford dissenters’ rights.

COMPANY RESPONSE

Item 13: Item 13(a) of Schedule 14A states that information under this section shall be supplied only for actions specified in Item 11 or Item 12 of Schedule 14A. The merger involves an exchange of exempt securities of the Registrant for shares of the non-reporting target. It is not an exchange or issuance of the Registrant’s shares for outstanding shares of the Registrant under Item 12 or an issuance or authorization otherwise than for exchange under Item 11. As such Item 13 is not applicable to the merger.

Securities and Exchange Commission

September 6, 2013

Item 14: The merger is not a cash offer or an exchange of registered securities and as such we have started our disclosure under Item 14 with Instruction #3. Under this instruction, financial information under Part C of Form S-4 is required of the target company. The acquiring company is a reporting company and its financial information is attach to the 14C and is otherwise exempt under Instruction 3 as the only voting shareholders.

The target company is not a reporting company, but meets the guidelines as a smaller reporting company if it were a reporting company. As such, under Form S-4, Item 17, 17(b)(1) though 17(b)(6) and 17(b)(9) - 17(b)(9) are disclosed by the attachment of the Merger Agreement and are otherwise exempt under Regulation S-K Items 301 and 302. Item 17(b)(7) “Financial Statements That Would Be Required In An Annual Report” and Item 17(b)(8) “Quarterly Financial Information” will be attached to the amended 14C. As discussed with SEC Examiners, these financial statements will be supplied for the most recent period and will be unaudited, as per the practicability test of Instruction 1 of Item 17.

Practicability Test: The practicability test under Item 17 of Form S-4 and subpart 2200.7 of the SEC’s Financial Reporting Manual (the Manual) are based on a determination of feasibility. Applying this test to the specific facts and circumstances of this particular 14C filing, it is clear that audited financials would not be practical. Entry of Merger has already been approved by the voting majority under written consent without necessity of proxy solicitation, and without dissenters’ rights. The merger agreement, including risk factors, and unaudited financial statements shall be attached to the most recent Amended 14C. The target company of the merger is a non-reporting entity and would be considered a smaller reporting company if it were subject to reporting requirements. The target company does not have previous fiscal year audited financials. Financial Information regarding the small business, non-reporting, exempt target company are outlined in Section 5.15 of the executed Merger Agreement, voted on by written consent of the shareholders’ majority as attached to the Amended 14C.

Given the target company has not had its financial statements previously audited and has never been a reporting company, the auditing process requires a higher degree of analysis and preparation and must undergo a full valuation; all of which require more time than average and will cause substantial delays in effecting the Merger. While the Company will be supplying audited financial statements of the target company in its Super 8-K filed 71 days after the 4th business day from the effective date of merger, as required under 2200.7 of the Manual, given the lack of previous audits, it is expected that the audit will take that long to be completed. This reasoning is the purpose behind the practicability test; as otherwise, the effective date of the merger would be unduly delayed by as much as 5 to 6 months.

Based on the foregoing, and considering the totality of the circumstances, the practical and feasible approach is to provide shareholders with definitive 14C disclosures, including unaudited financial statements and the executed Merger Agreement and provide shareholders ample opportunities to provide follow-up questions. While definitive documents are being circulated to investors, the audit of the target company will be conducted concurrently, providing for an efficient, practical, and feasible process in reaching the investors intent for the merger. To require audited financials of the target in the 14C, as stated above, will cause substantial undue delays and will serve only to frustrate the intent of shareholders of both entities.

Securities and Exchange Commission

September 6, 2013

In addition to attaching the Company’s and the Company’s target company’s unaudited financials to the most recent Amended 14C, the Company has also provided a bullet point “Summary Term Sheet” on page 2 of the 14C as required by Item 14(7)(b)1 of Schedule 14A and Item 1004(a)(2) of Regulation M-A.

Item 14(7)(b)7 “Past Contacts, Transactions, or Negotiations” is not applicable under 1011(a)(1) and 1005(b) of Regulation M-A as this is not a tender offer and the subject company is a non-reporting entity, the only significant event and negotiations are transposed into the attached Merger Agreement, which was approved by written consent of the majority of shareholders.

All other requirements under Item 14 of Schedule 14A, are either exempt under Smaller Reporting Company disclosure requirements in Regulation S-K and are otherwise disclosed in the 14C and Merger Agreement.

ACKNOWLEDGMENT

In connection with the Company’s responses herein and as provided in the amended Preliminary Information Statement the Company hereby acknowledges:

-The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

-The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Michael R Dunn,

CEO/ Chairman of the Board

FITT Highway Products, Inc.

26381 Crown Valley Parkway, Suite 230

Mission Viejo, CA 92691

miked@fittmail.com